UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Corporate Reorganization to Consolidate the Healthcare Businesses of Bradesco Organization in Odontoprev

Banco Bradesco S.A. (B3: BBDC3, BBDC4) (“Bradesco”), in compliance with the provisions of Article 157 of Law No. 6,404/1976 (“Brazilian Corporation Law”), CVM Resolution No. 44/2021 and CVM Resolution No. 78/2022 (“CVM Resolution 78”), hereby informs its shareholders and the market in general that, on February 26, 2026, the managements of Bradesco, Bradseg Participações S.A. (“Bradseg”) and Bradesco Gestão de Saúde S.A. (“BGS”), both wholly-owned subsidiaries of Bradesco, as well as Odontoprev S.A. (“Odontoprev”), a publicly-held company indirectly controlled by Bradesco, entered into the respective Protocols and Justifications (as defined below) governing a potential transaction, with a view to consolidating, in Odontoprev, the equity interests in various businesses in the healthcare segment of the Bradesco Organization (“Equity Interests in the Healthcare Segment”, as detailed below) and the businesses of Odontoprev (“Transaction”).

As a result, upon the implementation of all steps of the Transaction (including the satisfaction of the applicable Conditions Precedent, as defined below), Odontoprev will assume the role of consolidator of the healthcare ecosystem of the Bradesco Organization, taking control of all of its healthcare businesses, simplifying the corporate structure, enhancing administrative efficiency and providing potential benefits through the expansion of the integrated offering of health and dental solutions.

Due to the new role to be played by Odontoprev, a proposal will be submitted to the shareholders of Odontoprev to change its corporate name to “Bradsaúde S.A.”.

A.                 Transaction Structure:

The Transaction consists, in summary, of the following corporate acts, which will be submitted to the general shareholders’ meetings of Bradesco, Bradseg, Odontoprev and BGS, as detailed below:

Current Structure:

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(i)        Partial spin-off of Bradseg, pursuant to Articles 223, 224, 225, 227 and 229 of the Brazilian Corporation Law, and CVM Resolution 78, with the transfer to Bradesco of the spun-off assets consisting solely of the shares issued by Odontoprev and BGS (the “Bradseg Spin-Off”), currently directly held by Bradseg, provided that the absorption of the spun-off assets will not result in any change to Bradesco’s share capital. For such purposes, on February 26, 2026, the managements of Bradseg and Bradesco entered into the “Protocol and Justification for the Partial Spin-Off of Bradseg Participações S.A. and Absorption of the Spun-Off Portion by Bradesco S.A.” (the “Bradseg Protocol and Justification”), which governs the Bradseg Spin-Off, to be approved by the shareholders of Bradesco and Bradseg at their respective general shareholders’ meetings. Once the Bradseg Spin-Off is approved, the corporate structure will be as follows:

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(ii)        Merger of the shares issued by BGS by Odontoprev, at market value (“Merger of Shares"), pursuant to articles 252, 224, 225 and 264 of the Brazilian Corporation Law and CVM Resolution 78, as a result of which BGS will become a wholly-owned subsidiary of Odontoprev. On February 26, 2026, the managements of BGS, Odontoprev, Bradesco and Bradseg entered into a “Protocol and Justification for the Merger of Shares of Bradesco Gestão de Saúde S.A. by Odontoprev S.A.” (the “Merger Protocol and Justification” and, together with the Bradseg Protocol and Justification, the “Protocols and Justifications”), which governs the Merger of Shares. This step will include the change of Odontoprev’s corporate name to “Bradsaúde S.A.”. Once the Merger of Shares is approved and implemented (after the fulfillment of the Conditions Precedent, as defined below), the corporate structure will be as follows:

(iii)             Contribution of Odontoprev's portfolio of dental plans and other operating assets and liabilities to Mediservice Operadora de Planos de Saúde S.A. (“Mediservice”), a healthcare and dental plan operator duly authorized by the ANS, which is, as of the date hereof, an indirect subsidiary of BGS (“Asset Contribution”) and which will be, once the Merger of Shares is implemented, indirectly controlled by Odontoprev. As a result of the Asset Contribution, Odontoprev’s general shareholders’ meeting convened to deliberate on the Merger of Shares shall also resolve on the proposed amendments to the Odontoprev’s Bylaws required to implement the transaction (with effectiveness subject to the implementation of the Transaction), including the change of the corporate name to “Bradsaúde S.A.” and the amendment of its corporate purpose. In addition, upon consummation of the Transaction, Bradsaúde S.A. (the new corporate name of Odontoprev) shall maintain, as its exclusive activity, the holding of equity interests in the healthcare companies of the Bradesco Organization and shall cease to operate directly as an operating entity, with the consequent adoption of the necessary measures to cancel its registration with ANS, which cancellation shall occur following the implementation of the Asset Contribution, in accordance with the applicable regulations and deadlines. The dental activities currently carried out by Odontoprev shall thereafter be performed directly by Mediservice, maintaining operational continuity under a more efficient and integrated corporate structure. Upon approval and implementation of the Asset Contribution (following the satisfaction of the Conditions Precedent, as defined below), the corporate structure shall be as follows:

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B.                 Exchange Ratio in the Merger of Shares

Bradesco will receive two billion, three hundred and seventy-eight million, three hundred and seventy-four thousand, four hundred and forty-five (2,378,374,445) common shares issued by Odontoprev, in substitution for all common shares issued by BGS held by Bradesco immediately prior to the implementation of the Merger of Shares, resulting in an exchange ratio of 0.17998067486 share issued by Odontoprev to be issued for each share issued by BGS received as a result of the Merger of Shares (“Exchange Ratio”).

This Exchange Ratio results in an implicit valuation of Odontoprev's business representing approximately eighteen point sixty-five percent (18.65%) of the entire healthcare ecosystem of the Bradesco Organization after the business combination.

Accordingly, once the Transaction has been approved and implemented (after the satisfaction of the Conditions Precedent, as defined below), Bradesco’s interest in the share capital of Odontoprev shall become ninety-one point thirty-five percent (91.35%) of the total and voting capital, while the interest of the current shareholders of Odontoprev shall become eight point sixty-five percent (8.65%) of the total and voting capital, disregarding (i) treasury shares existing on the date hereof and that may exist at the time of implementation of the Merger of Shares, and (ii) the effects of any exercise of the withdrawal right by dissenting shareholders of Odontoprev.

After the implementation of the Transaction, high standards of governance and management independence at Odontoprev will be maintained, in compliance with all Novo Mercado listing rules of B3.

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C.                 Negotiation with Odontoprev's Independent Committee

Following receipt of a proposal submitted by Bradesco regarding the potential Transaction, the Board of Directors of Odontoprev approved, on January 7, 2026, the constitution of a special independent committee of Odontoprev, pursuant to CVM Guidance Opinion No. 35/2008 (“Guidance Opinion 35”) and Article 15, §12, of Odontoprev’s Bylaws, to negotiate the terms and conditions of the Merger of Shares, including the Exchange Ratio of the Merger of Shares (the “Independent Committee”). The Independent Committee is composed of three (3) managers of Odontoprev: (i) Cesar Suaki dos Santos; (ii) Murilo Cesar Lemos dos Santos Passos; and (iii) Elsen Carvalho. César Suaki dos Santos and Murilo César Lemos dos Santos Passos are independent members of Odontoprev's Board of Directors, pursuant to the Novo Mercado Regulation and CVM regulations. Elsen Christian de Carvalho Carmo is the current Chief Executive Officer of Odontoprev.

The terms and conditions of the Merger of Shares, including the Exchange Ratio and the Protocol and Justification, were negotiated between, on the one hand, the management of Bradesco and BGS and, on the other hand, the Independent Committee, based on the assets involved, both in their qualitative and quantitative aspects. The general and specific market in which each of such assets is inserted, the intrinsic characteristics of each business, individually, the proposed corporate and legal structure and, finally, the fair value of the companies involved were also taken into account.

The Exchange Ratio negotiated by the Independent Committee was supported by the fairness opinion prepared by Citigroup Global Markets Inc., an entity of the Citi group (as defined below), which concluded that the referred ratio is considered fair from a financial point of view. The Independent Committee, in turn, issued a report, on February 26, 2026, recommending the execution of the definitive documents of the Transaction, concluding that the terms and conditions of the Merger of Shares (including the Exchange Ratio) are commutative and equitable under the terms of Guidance Opinion 35.

In this sense, Odontoprev's Board of Directors, after analyzing the recommendation of the Independent Committee, understood that the negotiated Exchange Ratio, as well as the other terms and conditions provided for in the Merger Protocol and Justification are fair and the Transaction observes strictly commutative and equitable conditions, under the terms of Guidance Opinion 35, approving its submission to Odontoprev's shareholders.

D.                 Withdrawal Rights

The Bradseg Spin-Off and the other steps of the Transaction will not give rise to withdrawal rights for dissenting shareholders of Bradesco.

The Merger of Shares will give rise to withdrawal rights for dissenting shareholders of Odontoprev. Further information on the matter is set forth in the material fact notice of Odontoprev disclosed on the date hereof.

E.                  Conditions Precedent for the Merger of Shares and Asset Contribution

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Pursuant to the Merger Protocol and Justification, the effectiveness of the Merger of Shares and the Asset Contribution shall be subject to the satisfaction of certain conditions precedent (the “Conditions Precedent”), including:

(i)	the definitive implementation of the Bradseg Spin-Off, upon its approval at the general shareholders’ meetings of Bradseg and Bradesco;
(ii)	the authorization of the National Supplementary Health Agency (Agência Nacional de Saúde Suplementar) (“ANS”) for the (a) implementation of Merger of Shares; and (b) the consummation of the Asset Contribution; and
(iii)	obtaining the required corporate approvals at the general shareholders’ meetings of BGS and Odontoprev, as described in the Merger Protocol and Justification.

Once all the Conditions Precedent have been satisfied, the Boards of Directors of Odontoprev and BGS shall ratify, on the last business day of the current month, the implementation of the Merger of Shares, which shall be timely disclosed to the market.

F.                  Financial and Legal Advisors

Within the scope of the analysis and negotiation of the Transaction, (i) Bradesco was advised by Banco Bradesco BBI S.A. and by Banco J.P. Morgan S.A., as financial advisors, and by Pinheiro Neto Advogados, as legal advisor; (ii) BGS and Bradseg were advised by Banco Bradesco BBI S.A., as financial advisor, and by Barbosa, Müssnich e Aragão Advogados, as legal advisor; and (iii) the Independent Committee was advised by Citigroup Global Markets Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“Citi”), as financial advisor, and by Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, as legal advisor (which also advised Odontoprev with the necessary measures for the approval and implementation of the Transaction, after the conclusion of the negotiation by the Independent Committee).

G.                 Information Required by Article 3 of CVM Resolution 78

The main terms of the Bradseg Spin-Off, for the purposes of Article 3 of CVM Resolution 78, are set forth in the Exhibit to this Material Fact.

The main terms of the Merger of Shares, for the purposes of Article 3 of CVM Resolution 78, are described in the Material Fact disclosed on the date hereof by Odontoprev.

** ** **

Bradesco will keep its shareholders and the market in general informed of any material developments related to the Transaction, pursuant to the applicable regulations.

Cidade de Deus, Osasco, SP, February 27, 2026.

Banco Bradesco S.A.

André Costa Carvalho

Investor Relations Officer

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ANNEX

Main Terms of the Bradseg Spin-Off for the Purposes of Article 3 of CVM Resolution 78

1.                  Identification of the Companies Involved in the Transaction and Brief Description of the Activities Performed

Bradesco is a publicly-held company, listed on Level I of B3, headquartered in the city of Osasco, State of São Paulo, at Núcleo Cidade de Deus, s/n, Vila Yara, ZIP Code 06029-900, whose corporate purpose is: “to carry out banking operations in general, including foreign exchange, and to manage securities portfolios, in the categories of fiduciary administrator and asset manager”.

Bradseg is a privately-held company, headquartered in the city of São Paulo, State of São Paulo, at Avenida Paulista, 1.450, 9th floor, Torre Paulista, Part, Bela Vista, Zip Code 01310-917, whose corporate purpose is the participation in other companies. Bradseg is currently directly controlled by Bradesco and its main assets are equity interests representing fifty-three point sixty-one percent (53.61%) of the share capital of Odontoprev (disregarding treasury shares) and one hundred percent (100%) of the share capital of BGS, as described below:

•	Odontoprev is a publicly-held company, listed on the Novo Mercado segment of B3, headquartered in the city of Barueri, State of São Paulo, at Alameda Araguaia, nº 2.104, 21º andar, Alphaville, Zip Code 06455-000, whose corporate purpose is the operation of private dental care plans and, therefore, the management, commercialization, or provision of such plans to legal entities and/or individuals, as well as participation, as partner, shareholder or quotaholder, in other civil or commercial companies and in commercial ventures of any nature, in Brazil and/or abroad, and the management of its own and/or third-party assets. Odontoprev is currently directly controlled by Bradseg and, indirectly, by Bradesco; and
•	BGS is a privately-held company, headquartered in the city of São Paulo, State of São Paulo, at Avenida Paulista, 1.450, 10th floor, Torre Paulista, Part, Bela Vista, Zip Code 01310-917, whose corporate purpose is to participate in other companies, and is directly controlled by Bradseg and indirectly by Bradesco. BGS holds ownership of the Equity Interests in the healthcare segment, whose main investments comprise direct or indirect equity interests in the following companies:
(i)	one hundred percent (100%) of Bradesco Saúde S.A., enrolled with the CNPJ under No. 92.693.118/0001-60 (“Bradesco Saúde”), which is a leader in the corporate healthcare plan market and, together with its subsidiary Mediservice and Bradesco Saúde – Operadora de Planos, had, at the end of 2024, 3.8 million beneficiaries, including beneficiaries of corporate and individual/family plans. Approximately 168 thousand companies in Brazil have plans from Bradesco Saúde and its subsidiaries, including 44 of the 100 largest companies in the country;

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(ii)	one hundred percent (100%) of Mediservice, enrolled with the CNPJ under No. 57.746.455/0001-78, which operates as a healthcare plan operator authorized by the ANS to operate health and dental products;
(iii)	one hundred percent (100%) of Bradesco Saúde – Operadora de Planos S.A., enrolled with the CNPJ under No. 15.011.651/0001-54 (“Bradesco Saúde – Operadora de Planos”), which also operates as a healthcare plan operator authorized by the ANS to operate health products;
(iv)	one hundred percent (100%) of Bradesco Diagnóstico em Saúde S.A., enrolled with the CNPJ under No. 42.074.758/0001-14 (“Bradesco Diagnóstico”), which is a holding company created in 2021 for investments in the sector and holds a significant equity interest of approximately 25% in Fleury;
(v)	twenty-four point nine percent (24.9%) of Fleury S.A., enrolled with the CNPJ under No. 60.840.055/0001-31 (“Fleury”), which is one of the national leaders in diagnostic medicine and clinical analysis;
(vi)	one hundred percent (100%) of Atlântica Hospitais e Participações S.A., enrolled with the CNPJ under No. 40.751.842/0001-08 (“Atlântica”), which is a holding company dedicated to investments in the hospital sector and services, operating in partnership with major networks such as Rede D'Or, Grupo Santa Lúcia, Mater Dei and Einstein for the construction and operation of modern hospitals in various locations;
(vii)	one hundred percent (100%) of Atlântica Empreendimentos Imobiliários Ltda. (new corporate name of Nova Marília Administração de Bens Móveis e Imóveis Ltda.), enrolled with the CNPJ under No. 02.335.940/0001-67 (“Atlântica Empreendimentos Imobiliários”), which is a holding company dedicated to real estate investments in the healthcare segment;
(viii)	one hundred percent (100%) of Novamed Gestão de Clínicas Ltda., enrolled with the CNPJ under No. 22.485.085/0001-88 (“Novamed”), which is responsible for the Meu Doutor clinic network, focused on primary healthcare and basic care across various medical specialties; and
(ix)	one hundred percent (100%) of Companhia Brasileira de Gestão de Serviços, enrolled with the CNPJ under No. 02.533.940/0001-71 (“Orizon”), which is a health technology (healthtech) company specialized in healthcare service management and technological solutions that connect operators, providers and pharmacies, processing approximately 500 thousand medical services per day through medical intelligence and analytics platforms.

2.                  Description and Purpose of the Bradseg Spin-Off

As described above, the Bradseg Spin-Off consists of the partial spin-off of Bradseg, with the contribution to Bradesco of the spun-off assets composed exclusively of shares issued by Odontoprev and BGS, and such partial spin-off will not impact Bradesco’s share capital. The Bradseg Spin-Off constitutes the initial step of the Transaction, the ultimate purpose of which is to consolidate, under Odontoprev, the entirety of the healthcare businesses of the Bradesco Organization.

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3.                  Key Benefits, Costs and Risks of the Operation

3.1.            Benefits

The Bradseg Spin-Off consists of the initial step of the Transaction, whose ultimate purpose is to generate several benefits to the stakeholders of the companies involved by promoting: (i) the consolidation within Odontoprev, a publicly-held company, of all healthcare businesses of the Bradesco Organization, having Bradesco, also a publicly-held company, as its direct controlling shareholder; (ii) potential commercial gains through the cross-selling of dental products to the customer base of Bradesco and its investee companies, and healthcare products in general to the customer base of Odontoprev, with a comprehensive offering of integrated care solutions; and (iii) greater visibility to the market, in view of the direct corporate relationship between two publicly-held companies, Bradesco and Odontoprev.

As a result of the Transaction, in which the Bradseg Spin-Off is the initial step, Odontoprev will become part of a complete healthcare ecosystem comprising a healthcare and dental plan operator, hospitals, laboratories and diagnostic centers, primary care and oncology clinics, healthcare service platforms and healthtech companies. Accordingly, the consolidation of Odontoprev’s operations and Bradesco’s investee companies will provide Odontoprev with a more diversified scope of operations, encompassing the entire healthcare segment, with significantly higher revenues and results, thereby expanding its growth potential and long-term sustainability.

The Transaction will also generate benefits for purposes of Bradesco’s Basel ratio, which shall be duly measured and disclosed to the market after its implementation.

3.2.            Costs

It is estimated that the costs of implementing the Bradseg Spin-Off will be approximately three hundred thousand reais (R$ 300,000.00), including financial advisory fees, appraisals, legal advisory fees, publication expenses and other related costs.

3.3.            Risks

Considering that Bradseg is a pure holding company, Bradesco and Bradseg do not foresee significant risks arising from the completion of the Bradseg Spin-Off. Naturally, the announcement of the Transaction, of which the Bradseg Spin-Off constitutes the initial step, may result in fluctuations in the trading price of the shares issued by Bradesco and Odontoprev, which is a risk inherent to the securities market.

4.                  Exchange Ratio

In the Bradseg Spin-Off, there will be no exchange ratio or substitution of any nature, as it will not result in any increase in Bradesco’s equity, since the book equity value of the spun-off portion, consisting of the shares held by Bradseg in BGS and Odontoprev, is already fully reflected in its net equity.

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5.                  Criterion for fixing the Exchange Ratio

Not applicable, as per item 4 above.

6.                  Main assets and liabilities that will form each portion of the net equity, in the event of a spin-off

The Bradseg Spin-Off shall have as its spun-off assets exclusively the shares issued by Odontoprev and BGS held by Bradseg, and it will not impact Bradesco’s share capital.

7.                  Approval of Brazilian or Foreign Authorities

The Bradseg Spin-Off is not subject to any approval from Brazilian or foreign authorities.

8.                  Calculation of the Exchange Ratio pursuant to Article 264 of the Brazilian Corporation Law

For purposes of the Bradseg Spin-Off, Article 264 of the Brazilian Corporation Law is not applicable, considering that there are no non-controlling shareholders in Bradseg and the absorption of the spun-off assets by Bradesco will not entail the issuance of any new shares by Bradesco.

9.                  Withdrawal Rights

There will be no withdrawal rights for the shareholders of Bradesco and/or Bradseg arising from the Bradseg Spin-Off, considering that the Bradseg Spin-Off will not result in any of the situations described in Article 137, item III, of the Brazilian Corporation Law.

10.             Other Relevant Information

Not applicable

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 27, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.